Exhibit 12.1

NewLink Genetics Corporation
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31, 2013, 2014, 2015, 2016, 2017 and the Three Months Ended March 31, 2018 (in Thousands)

	Year Ended December 31,					Three Months Ended March 31, 2018
	2013	2014	2015	2016	2017
Earnings:
Pretax (Loss) Income from Continuing Operations; Total earnings	$(31,050)	$117,633	$(33,643)	$(90,511)	$(72,510)	$(18,310)
Noncontrolling interest in pre-tax income of subsidiary	—	—	—	—	—	—
Total earnings	(31,050)	117,633	(33,643)	(90,511)	(72,510)	(18,310)

Fixed Charges:
Interest expensed, including amortized discounts and premiums	33	26	105	22	119	13
Interest expense within rental expense	255	402	550	578	403	117
Total Fixed Charges	288	428	655	600	522	130
Ratio of Earnings to Fixed Charges	N/A	275	N/A	N/A	N/A	N/A
Deficiency of Earnings Available to Cover Fixed Charges	$(30,762)	N/A	$(32,988)	$(89,911)	$(71,988)	$(18,180)